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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2018 AND ENDING 09/30/2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DUBEAU CAPITAL USA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440-5700, BOULEVARD DES GALERIES
(No. and Street)

QUEBEC	CANADA	G2K 0H5
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HUGUES DUBEAU 581-705-3976
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MALENFANT DALLAIRE
(Name – *if individual, state last, first, middle name*)

872-2600, BOUL. LAURIER	QUEBEC	CANADA	G1V 4W2
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
NOV 20 2019
Washington DC
413

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [x] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, HUGUES DUBEAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUBEAU CAPITAL USA, INC., as of SEPTEMBER 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commissioner for Oaths for Quebec and for Outside of Quebec
198002
KARO GAGNON

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Malenfant
Dallaire

DUBEAU CAPITAL USA INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2019

Malenfant Dallaire, S.E.N.C.R.L.
Société de comptables professionnels agréés

Place de la Cité, Tour de la Cité, 2600, boul. Laurier, bureau 872, Québec (Québec) G1V 4W2

Téléphone : 418 654-0636 Télécopieur : 418 654-0639

www.malenfantdallaire.com maldal@malenfantdallaire.com

DUBEAU CAPITAL USA INC.

TABLE OF CONTENTS
AS AT SEPTEMBER 30, 2019

Malenfant
Dallaire

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholder and board of directors of
Dubeau Capital USA Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dubeau Capital USA Inc. (the "Company") as at September 30, 2019, and the related statements of income and comprehensive income, retained earnings and cash flows for the year ended September 30, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019, and the results of its operations and its cash flows for the year ended September 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Malenfant Dallaire, S.E.N.C.R.L.
Société de comptables professionnels agréés

- Place de la Cité, Tour de la Cité, 2600, boul. Laurier, bureau 872, Québec (Québec) G1V 4W2
- Téléphone : 418 654-0636 Télécopieur : 418 654-0639
- www.malenfantdallaire.com maldal@malenfantdallaire.com

Supplemental Information

The information contained in schedule I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in schedule I and II. In forming our opinion on the supplemental information, we evaluated whether the information, including its form and content, is presented in conformity under Rule 17a-5 of the *Securities Exchange Act of 1934.* In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements as a whole.

Malenfant Dallaire, S.E.N.C.R.L. [1]

We have served as the Company's auditor since 2016.

Québec (Québec)
November 14, 2019

[1] CPA auditor, CGA, public accountancy permit no A126629

d

DUBEAU CAPITAL USA INC.

INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2019
(in U.S. dollars)

	2019	2018
Revenues		
Investment advisory fees	**$162,683**	$187,327
Commissions	**9,092**	21,286
Interest	**364**	146
	172,139	208,759
Expenses		
Administrative and overhead fees	**15,816**	-
Assessments	**4,434**	4,842
Bank charges	**1,756**	1,277
Clearing fees	**19,157**	19,151
Computer fees	**3,930**	-
Data fees	**5,804**	2,567
Foreign exchange loss	**4,211**	5,133
Office supplies	**206**	246
Professional fees	**7,624**	8,296
Taxes and licenses	**3,601**	4,438
Telephone	**812**	719
Wages and benefits	**85,695**	108,123
	153,046	154,792
Income before income taxes	**19,093**	53,967
Current income taxes expense	**5,195**	14,334
Net income and comprehensive income	**$13,898**	$39,633

DUBEAU CAPITAL USA INC.

RETAINED EARNINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2019
(in U.S. dollars)

	2019	2018
Balance, beginning of year	**$79,430**	$89,797
Net income and comprehensive income	**13,898**	39,633
	93,328	129,430
Dividends on common shares	**-**	50,000
Balance, end of year	**$93,328**	$79,430

The accompanying notes are an integral part of the financial statements.

DUBEAU CAPITAL USA INC.

CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2019
(in U.S. dollars)

	2019	2018
Cash flows from operating activities		
Net income and comprehensive income	**$13,898**	$39,633
Net change in non-cash working capital components (note 4)	**(9,043)**	6,810
	4,855	46,443
Cash flows from investing activity		
Cash deposits with a carrying broker for a clearance account	**825**	1,825
Cash flows from financing activities		
Dividends	**-**	(50,000)
Net increase (decrease) in cash and cash equivalents	**5,680**	(1,732)
Cash and cash equivalents, beginning of year	**110,265**	111,997
Cash and cash equivalents, end of year	**$115,945**	$110,265

The accompanying notes are an integral part of the financial statements.

DUBEAU CAPITAL USA INC.

FINANCIAL CONDITION
AS AT SEPTEMBER 30, 2019
(in U.S. dollars)

	2019	2018
ASSETS		
Current assets		
Cash	**$115,945**	$110,265
Account receivable from a carrying broker	**40,474**	43,768
Other receivables	**617**	-
Current income taxes receivable	**5,483**	-
Prepaid expenses	**738**	-
	163,257	154,033
Cash deposits with a carrying broker for a clearance account	**52,297**	53,122
	$215,554	$207,155

DUBEAU CAPITAL USA INC.

FINANCIAL CONDITION
AS AT SEPTEMBER 30, 2019
(in U.S. dollars)

	2019	2018
LIABILITIES		
Current liabilities		
Accounts payable		
Accounts payable and accrued liabilities	**$30,692**	$31,638
Accounts payable to a company under common control	**1,534**	-
Other	-	50
Current income taxes payable	-	6,037
	32,226	37,725
SHAREHOLDER'S EQUITY		
Share capital		
Authorized (note 3)		
Issued and fully paid		
90,000 common shares	**90,000**	90,000
Retained earnings	**93,328**	79,430
	183,328	169,430
	$215,554	$207,155

On behalf of the board

____________________, director

____________________, director

1. STATUTES AND NATURE OF OPERATIONS

The Company has been incorporated under the *Business Corporations Act* as at May 25, 2001 and is a wholly-owned subsidiary of Duca Investissements Inc. The Company is an introducing (fully disclosed) broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. SIGNIFICANT ACCOUNTING POLICIES

Accounting estimates

The preparation of financial statements in accordance with auditing standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from these estimates.

Financial statements

The functional currency of the Company is the U.S. dollar. The financial statements are expressed in U.S. dollars to facilitate their comprehension by foreign users. The Company has evaluated all subsequent events until November 12, 2019, the date of issuance of these financial statements.

Cash and cash equivalents

Cash and cash equivalents include petty cash and bank account balances available, after allocation to cheques in transit, if any.

Revenue recognition

The Company's principal sources of revenue comprise investment advisory fees, commissions and interest income.

Security transactions are recorded in the accounts at the settlement date. Commission income and related expenses for transactions executed for clients but not yet settled are accounted for under the accrual basis of accounting (trade-date basis). Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract. Interest income is recognized based on the number of days the investment was held during the year.

Foreign currency translation

The Company applies the temporal method of accounting for the translation of Canadian dollars into U.S. dollars. Under this method, financial assets and liabilities are translated at the exchange rate in effect at the date of the statement of financial condition. Revenues and expenses are translated at the average rate in effect during the year. Gains and losses are included in the earnings for the year.

(in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.

Fair values of financial instruments

The estimated fair value of certain financial instruments shown on the financial statements approximates their carrying amount given that they will mature shortly. These financial instruments include cash, cash deposits with a carrying broker, the account receivable from a carrying broker, other receivables and accounts payable.

3. AUTHORIZED SHARE CAPITAL

An unlimited number of common shares, voting and participating, without par value

An unlimited number of class "A" shares, voting, with an annual dividend, preferential on common shares and class "B" shares and non-cumulative at a maximum rate of 12% of the redemption price, having priority on common shares and class "B" shares, redeemable and retractable at the fair market value of the consideration received upon issuance, without par value

An unlimited number of class "B" shares with an annual dividend, preferential on common shares and non-cumulative at a maximum rate of 13% of the redemption price, having priority on common shares, redeemable at the fair market value of the consideration received at upon issuance, without par value

4. CASH FLOWS

	2019	2018
Net change in non-cash working capital components		
Account receivable from a carrying broker	**$3,294**	$2,013
Other receivables	**(617)**	-
Prepaid expenses	**(738)**	-
Accounts payable	**538**	(1,410)
Current income taxes	**(11,520)**	6,207
	($9,043)	$6,810

5. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company is exposed to market risk through its use of financial instruments, resulting from its operating activities.

The Company does not actively engage in the trading of financial assets for speculative purposes. The most significant financial risks to which the Company is exposed are as follows.

Market risk
Market risk is the potential change in an instrument's value caused by interest rates fluctuations and currency exchange rates. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The following describes the type of market risk faced by the Company:

Currency Risk
Currency risk arises from the possibility that fluctuations in foreign exchange rates will affect the value of a financial instrument.

The Company is exposed to foreign exchange risk due to cash and accounts payable denominated in Canadian dollars. As at September 30, 2019, cash denominated in Canadian dollars totalled $1,231 ($537 as at September 30, 2018) and accounts payable denominated in Canadian dollars totalled $9,000 ($9,000 as at September 30, 2018).

The Company does not enter into arrangements to hedge its foreign exchange risk.

Credit Risk
Credit risk is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk").

The Company processes and settles various customer transactions through a carrying broker. Execution of these transactions may expose the Company to a default risk arising from the potential that customers, broker-dealers or issuers may fail to satisfy their obligations. In these situations, the Company may sustain a loss if it has to purchase or sell the securities underlying the contracts at an unfavourable market price.

Management considers that the Company's exposure to credit risk is not significant because the carrying broker is subject to regulatory rules.

Concentration of credit risk
The concentration of credit risk may arise from the exposure to a single debtor or to a group of debtors having similar business characteristics or being engaged in similar activities such that their ability to meet their contractual commitments is expected to be adversely affected in a similar manner by changes in economic, political or other market conditions. The Company does not expect non-performance from counterparties in the above situation.

As at September 30, 2019 and 2018, the Company held cash in two (2) financial institutions.

(in U.S. dollars)

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $50,000 or 1/15 of aggregate indebtedness, both as defined by the Rule. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As at September 30, 2019, the Company has a net capital of $135,726 which exceeds the required net capital of $50,000 by $85,726. The Company's ratio of aggregate indebtedness to net capital was 0.2374 to 1 as at September 30, 2019.

7. COMMITMENT

Under an agreement with a clearing broker, the Company is committed to pay various fees based on the number of transactions cleared. The minimum monthly fee is $1,000. The agreement is in force for three (3) years from the date the Company first clears transactions and subsequently to this initial term, either party may terminate this agreement by giving sixty (60) days prior written notice to the other party. The Company began to clear transactions in November 2013. Since the beginning, none of the party has noticed to the other party his intention to terminate this agreement.

8. RELATED PARTY TRANSACTIONS

During the year, the Company paid administrative and overhead fees to Dubeau Capital & Compagnie Ltée, company under common control, for a total amount of $15,816. The transactions were carried out in the normal course of operations. They are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. COMPARATIVE FIGURES

Certain figures for 2018 have been reclassified to the presentation adopted in 2019.

DUBEAU CAPITAL USA INC.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED SEPTEMBER 30, 2019

DUBEAU CAPITAL USA INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS AT SEPTEMBER 30, 2019
(in U.S. dollars)

Total shareholder's equity			$183,328
Deduction and/or changes:			
Non-allowable assets			
Other assets			(216)
Account receivable from a carrying broker			(40,474)
Other receivables			(617)
Current income taxes receivable			(5,483)
Prepaid expenses			(738)
Net capital before haircuts			135,800
Haircuts			
6% on CA$ held at the bank			74
Net capital			$135,726
Computation of net capital requirement			
Aggregate indebtedness			
Accounts payable	$32,226		
Current income taxes payable	-	32,226	
Net capital requirement			
The greater of:			
- Minimum net capital required (1/15 of aggregate indebtedness)		2,148	
- Minimum dollar net capital requirement		50,000	
Net capital requirement			50,000
Excess net capital			$85,726
Net capital at 1,000%			$132,504
Percentage of aggregate indebtedness to net capital			23.74%

DUBEAU CAPITAL USA INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (continued)
AS AT SEPTEMBER 30, 2019
(in U.S. dollars)

Reconciliation with Focus Report

Net Capital included in the Company's unaudited September 30, 2019 Part IIA Focus filing	$146,377
Audit adjustments :	
Cash revised	(3,299)
Other receivables revised	(998)
Accounts payable revised	(6,552)
6% on CA$ held at the bank in deduction of Net Capital revised	198
Net Capital included in the Company's audited September 30, 2019 financial statements	$135,726

DUBEAU CAPITAL USA INC.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT SEPTEMBER 30, 2019
(in U.S. dollars)

The Company is exempt from the reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

Malenfant
Dallaire

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the shareholder and board of directors of
Dubeau Capital USA Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934*, and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Dubeau Capital USA Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended September 30, 2019 noting the following differences: $1,776 between Total Revenue amount reported on Form X-17A-5 Part III ($172,139) and the Total Revenue amount reported in Form SIPC-7 ($170,363);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences, except the difference in the Total Revenue according to the procedure #2;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences, except the difference in the Total Revenue according to the procedure #2; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting the following differences: $20 difference between the payment amount for the SIPC-6 and the amount recorded on line 2b of SIPC-7 corresponding to the payment of SIPC-6.

Malenfant Dallaire, S.E.N.C.R.L.
Société de comptables professionnels agréés

Place de la Cité, Tour de la Cité, 2600, boul. Laurier, bureau 872, Québec (Québec) G1V 4W2

Téléphone : 418 654-0636 Télécopieur : 418 654-0639

www.malenfantdallaire.com maldal@malenfantdallaire.com

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Malenfant Dallaire, S.E.N.C.R.L.[1]

Québec (Québec)
November 14, 2019

[1] CPA auditor, CGA, public accountancy permit no A126629

Malenfant
Dallaire

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholder and board of directors of
Dubeau Capital USA Inc.

We have reviewed management's statements, included in the accompanying exemption report for the fiscal year ended September 30, 2019 under Rule 15c3-3(k)(2)(ii), in which Dubeau Capital USA Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:2(ii) (the "exemption provisions") and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchance Act of 1934.

Malenfant Dallaire, S.E.N.C.R.L. [1]

Québec (Québec)
November 14, 2019

[1] CPA auditor, CGA, public accountancy permit no A126629

Malenfant Dallaire, S.E.N.C.R.L.
Société de comptables professionnels agréés

Place de la Cité, Tour de la Cité, 2600, boul. Laurier, bureau 872, Québec (Québec) G1V 4W2

Téléphone : 418 654-0636 Télécopieur : 418 654-0639

www.malenfantdallaire.com maldal@malenfantdallaire.com

DUBEAU CAPITAL USA

Member FINRA and SIPC

Exemption report
under Rule 15c3-3(k)(2)(ii)
for Fiscal Year ended September 30th, 2019

We hereby confirm that during the fiscal year ended September 30th, 2019, Dubeau Capital USA did not receive any funds from customers payable to it. All funds sent by customers were made payable directly to our clearing firm, as attested by our check blotter. Thus, during that period, we did not at any time hold client funds.

Dubeau Capital USA Inc. was in full compliance with SEC Rule 15c3-3 (k)(2)(ii) for the entire period and has thus claimed the exemption under the rule.

Thank you.

Hugues Dubeau
President

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12/27